MRC Global Inc.

2 Houston Center

909 Fannin, Suite 3100

Houston, Texas 77010

(877) 294-7574

October 22, 2012

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	MRC Global Inc.
Registration Statement on Form S-3 File No. 333-184341

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MRC Global Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:30 a.m. EST on October 23, 2012, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MRC GLOBAL INC.

By:	/s/ Daniel J. Churay
	Name:	Daniel J. Churay
	Title:	Executive Vice President, General Counsel and Secretary